UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 2054

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission file number: 001-43479

newcleo plc
(Exact name of Registrant as specified in its charter)

55 South Audley Street

London, W1K 2QH

United Kingdom

+39 011 5139700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

This Report on Form 6-K is being furnished solely to report the results of the general meeting of shareholders of newcleo plc (the “Company”) held on October 6, 2026.

On October 6, 2026, the Company held a general meeting of its shareholders (the “General Meeting”). The resolution, which approved the terms of the Prepaid Share Forward Confirmation dated September 11, 2026 among the Company, NewHold Investment Corp III and Tech Opportunities LLC for the off-market purchase by the Company of up to 7,000,000 ordinary shares in the capital of the Company, was passed as an ordinary resolution. The authority conferred by the resolution will expire on the date that is five years after the date on which the resolution was passed, unless previously renewed, varied or revoked by the Company in general meeting.

Voting on the resolution was conducted by way of a poll. Of the votes cast, 128,658,930 votes were cast in favor of the resolution, representing 99.98% of the votes cast, and 24,336 votes were cast against, representing 0.02% of the votes cast. A further 158,058 votes were actively withheld. A vote withheld is not a vote in law and is not counted in the calculation of the proportion of the votes cast for or against the resolution.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

newcleo plc

By:	/s/ Stefano Buono
Name: Stefano Buono
Title: Chief Executive Officer and Director

Date: October 6, 2026